

March 22, 2012

Via E-Mail

Richard Jones
Chief Financial Officer
Microwave Filter Company, Inc.
6743 Kinne Street
East Syracuse, NY 13057

> **Re: Microwave Filter Company, Inc.**
> **Definitive Additional Soliciting Materials**
> **Filed March 19, 2012**
> **File No. 000-10976**

Dear Mr. Jones:

We have reviewed your filing and have the following comment.

Definitive Additional Soliciting Materials

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide support for the following statements:

   - that Mr. Rudewicz and Mr. Morris engage in proxy contests as part of a plan to "eventually, gain control of a target company's board or gain other 'remuneration.'"

   - that Mr. Rudewicz and Mr. Morris "are expected to wage a second proxy contest at next years [sic] (2013) shareholders' meeting to install an additional group of three dissident directors and complete their 'take over' of your Board using their proposed proxy access proposal (Proposal 2). They expect you to cede control of your Board to a group of stockholders owning as little as 15% of the company shares for as little as 30 days without paying any customary control premiums."

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions